5/19

895027

04030650

Follow-Up Materials

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______________________

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-6 FISCAL YEAR: ________

(03/94)

8-95027

83-6

EBRD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
US$1,000,000,000 5.00% Global Notes due May 19, 2014
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated May 17, 2004

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the United States Dollar ("US$") US$1,000,000,000 5.00% Global Notes due May 19, 2014 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Prospectus dated August 29, 2003, as supplemented by a Pricing Supplement dated May 17, 2004 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank. Citibank, N.A. will act as Agent of the Bank with respect to the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated May 17, 2004 pursuant to a Programme Agreement dated August 30, 2002 with Citigroup Global Markets Inc., Daiwa Securities SMBC Europe Limited and Deutsche Bank AG London (together, the "Joint Lead Managers"), together with Credit Suisse First Boston (Europe) Limited, J.P. Morgan Securities Ltd., Mizuho International plc, Morgan Stanley & Co. International Limited, Nomura International plc, Tokyo-Mitsubishi International plc and UBS Limited (together with the Joint Lead Managers, the "Managers"). Under the terms of the Syndication Agreement and Programme Agreement (together, the "Agreements"), the Managers have agreed to purchase the Notes. The obligations of the Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.549%	0.15%	99.399%
Total	US$999,549,000	US$15,000,000	US$999,399,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Bank has agreed to pay the fees and expenses of its legal and other professional advisers.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes offered hereby will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) (i) Copy of an opinion of counsel as to the legality of Notes issued pursuant to the Programme Agreement.*
(ii) Copy of an opinion of counsel as to the legality of the Notes.

(b) (i) The Programme Agreement dated August 30, 2002.**
(ii) The Syndication Agreement dated May 17, 2004.
(iii) The Agency Agreement dated August 30, 2002.**

(c) (i) The Prospectus dated August 29, 2003.*
(ii) The Pricing Supplement dated May 17, 2004.

---

* Previously filed with the Securities and Exchange Commission on September 29, 2003

** Previously filed with the Securities and Exchange Commission on December 20, 2002.

Exhibit (a)(ii)

(c s tro tredir assign mtn 04/45 0013.doc)

European Bank
for Reconstruction and Development

To: Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

and the other managers named in the Syndication Agreement referred to below (together, the "Managers")

19 May 2004

Dear Sirs,

RE: European Bank for Reconstruction and Development 1,000,000,000 5.00 per cent. Global Notes due 19 May 2014 issued pursuant to the Euro Medium Term Note Programme

In my capacity as General Counsel of the European Bank for Reconstruction and Development (the "Bank") I have examined the documents listed below in connection with the issue by the Bank of 1,000,000,000 5.00 per cent. Global Notes due 19 May 2014 (the "Notes", which expression shall, where the context so permits, include the Registered Global Note representing the Notes), and I am giving this opinion to you pursuant to the Syndication Agreement, dated 17 May 2004 (the "Syndication Agreement") between the Bank and the Managers.

I have examined *inter alia* copies of:

(a) my opinion dated 29 August 2003 (the "Original Opinion") rendered in connection with the update by the Bank of its euro 20,000,000,000 Global Medium Term Note Programme under which the Notes are being issued;

(b) the Syndication Agreement incorporating the form of the Pricing Supplement dated 17 May 2004;

(c) the minutes of the meeting of the Board of Directors of the Bank held on 16 December 2003 at which the 2004 Borrowing Programme of up to euro 2,000,000,000 for the Bank's medium to long term debt was approved.

On the basis of the foregoing, and having regard to such legal considerations as I deem relevant, you may, in connection with the issue of the Notes, rely on the Original Opinion in relation to the Bank as though:

(1) the references to the "Programme Agreement" in paragraphs (ii) and (vi) of the Original Opinion included references to the Syndication Agreement, the reference to the "Programme Agreement" in paragraph (vi) of the Original Opinion included reference to the issue of the Notes, and the references to the "Notes" in paragraphs (v) and (vii) of the Original Opinion included references to the Notes; and

(2) the Original Opinion were dated the date of this opinion and addressed to the Managers.

In giving this opinion, I express no opinion as to English law, which law is to govern the Syndication Agreement and the Notes and as to which I understand that Linklaters will deliver you an opinion of even date herewith.

This opinion is given to the Managers in connection with the issue of the Notes. You may give copies of this opinion to your legal advisers and to the paying agents who may rely on it as though it was also addressed to them.

Yours faithfully,

Emmanuel Maurice

Emmanuel Maurice
General Counsel

Exhibit (b)(ii)

SYNDICATION AGREEMENT

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

USD 1,000,000,000 5.00 per cent. Global Notes due 19 May 2014

17 May 2004

To:

Citigroup Global Markets Inc.
Daiwa Securities SMBC Europe Limited
Deutsche Bank AG London
(the "**Joint Lead Managers**")

Credit Suisse First Boston (Europe) Limited
J.P. Morgan Securities Ltd.
Mizuho International plc
Morgan Stanley & Co. International Limited
Nomura International plc
Tokyo-Mitsubishi International plc
UBS Limited
(together with the Joint Lead Managers, the "**Managers**")

c/o Deutsche Bank AG London ("**Deutsche Bank**")
Winchester House
1 Great Winchester Street
London EC2N 2DB

cc: Citibank, N.A. (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue USD 1,000,000,000 5.00 per cent. Global Notes due 19 May 2014 (the "**Notes**") pursuant to its Euro 20,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annexe A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 30 August 2002 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

Deutsche Bank confirms that it is in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as Deutsche Bank (on behalf of the Managers) has requested;

and, on behalf of the New Dealers, has found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which it has not requested, Deutsche Bank confirms, on behalf of the New Dealers, that it has waived such production.

For the purposes of the Programme Agreement, the details of Deutsche Bank for service of notices are as follows:

Deutsche Bank AG London
Winchester House
Great Winchester Street
London EC2N 2DB

Tel: +44 207 545 8000
Fax: +44 207 545 4455
Attention: Syndicate Desk

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the Issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received from Deutsche Bank.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the Issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 3) the New Dealers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Managers jointly and severally agree to purchase the Notes at a purchase price of 99.399 per cent. of the principal amount of the Notes (the **"Purchase Price"**) plus accrued interest, if any, being the issue price of 99.549 per cent. less a combined selling concession and management and underwriting fee of 0.15 per cent. of such principal amount.

3 The settlement procedures set out in Part 2 of Annexe A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be USD 993,990,000 (representing the Purchase Price less the amount payable in respect of the Managers' expenses specified in Clause 4 hereof), which should be paid to the account of the Issuer with Citibank N.A., New York CITIUS33 account number: 36125585, in favour of: European Bank for Reconstruction and Development, London;

(ii) **"Issue Date"** means 14.00 hours (London time) on 19 May 2004, or at such other time and/or date as the Issuer and Deutsche Bank on behalf of the Managers may agree; and

(iii) **"Payment Instruction Date"** means the Issue Date unless there is to be a pre-closing for the Issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The arrangements made between the Issuer and the Joint Lead Managers in respect of expenses are set out in a separate side letter of even date herewith (the **"Expenses Side Letter"**).

5 The obligation of the Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.6) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to Deutsche Bank on the Payment Instruction Date of (i) legal opinions and, in the case of Cleary, Gottlieb, Steen & Hamilton, a disclosure letter, addressed to the Managers dated the Payment Instruction Date in such form and with such contents as Deutsche Bank, on behalf of the Managers, may reasonably require from the General Counsel, Deputy General Counsel or an Assistant General Counsel of the Issuer and from Linklaters, legal advisers to the Managers in England and a disclosure letter from Cleary, Gottlieb, Steen & Hamilton; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Prospectus (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated and (iii) such other conditions precedent as Deutsche Bank may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability in relation to expenses as provided in clause 4 and except for any liability arising before or in relation to such termination), provided that Deutsche Bank, on behalf of the Managers, may in its discretion waive any of the aforesaid conditions or any part of them.

6

6.1 Deutsche Bank, on behalf of the Managers, may, by notice to the Issuer, and the Issuer may, by notice to Deutsche Bank, on behalf of the Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Joint Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for any liability for the payment of costs and expenses as provided in Clause 4 of this Agreement (but only to the extent of amounts actually incurred and in any event, not exceeding the amount set out in the Expenses Side Letter) the obligations of the Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully,

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:

We agree to the foregoing.

For: CITIGROUP GLOBAL MARKETS INC.

By:

For: DEUTSCHE BANK AG LONDON

By: By:

For: DAIWA SECURITIES SMBC EUROPE LIMITED

By:

For: CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED
J.P. MORGAN SECURITIES LTD.
MIZUHO INTERNATIONAL PLC
MORGAN STANLEY & CO. INTERNATIONAL LIMITED
NOMURA INTERNATIONAL PLC
TOKYO-MITSUBISHI INTERNATIONAL PLC
UBS LIMITED

By:

Exhibit (c)(ii)

17 May 2004

PRICING SUPPLEMENT

European Bank for Reconstruction and Development (the "Issuer")
USD 1,000,000,000 5.00 per cent. Global Notes due 19 May 2014
issued pursuant to a EUR20,000,000,000 Global Medium Note Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions. A further explanation of such terms is set out in the Prospectus in the section headed "Issue Procedures"

Summary of the Notes

1	Specified Currency:	United States dollars ("**USD**")
2	Nominal Amount:	USD 1,000,000,000
3	Type of Note:	Fixed Rate Notes
4	Issue Date:	19 May 2004
5	Issue Price:	99.549 per cent. of the Nominal Amount
6	Maturity Date:	19 May 2014
7	Fungible with existing Notes:	No
8	Pricing Supplement to be read in conjunction with Prospectus dated:	29 August 2003

Form of the Notes

9	Form of Note:	Registered
10	Specified Denominations:	USD 1,000 and integral multiples thereof
11	Exchange of Bearer Notes:	Not applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not applicable
	(b) Date(s) on which the Talons mature:	Not applicable
13	(a) Registered holder of Registered Global Note:	Cede & Co. as nominee for the Depository Trust Company, New York (the "**DTC**")
	(b) Exchange of Registered Global Note:	The Registered Global Note shall be exchangeable, in whole or in part, for definitive Registered Notes only in the following circumstances: (i) upon the occurrence of an Event of Default;

(ii) if Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available; or

(iii) if DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the Registered Global Note or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended, or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC and the Registrar has received a notice from Cede & Co. requesting an exchange of a specified amount of the Registered Global Note for definitive Registered Notes.

For this purpose, the fifth paragraph of the Registered Global Note shall be deemed to be amended accordingly.

Provisions relating to Initial Payment

14	Partly Paid Notes:	No

Provisions relating to Interest

15	Interest Commencement Date:	19 May 2004

Fixed Rate Notes:

16	(a)	Fixed Rates of Interest:	5.00 per cent. per annum
	(b)	Fixed Interest Dates:	19 November and 19 May in each year, commencing on 19 November 2004
	(c)	Initial Broken Amount per denomination:	Not applicable

	(d)	Final Broken Amount per denomination:	Not applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	For the purposes of Condition 4(a)(iii), "Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York City.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No

Zero Coupon Notes:

17	(a)	Accrual Yield:	Not applicable
	(b)	Reference Price:	Not applicable
	(c)	Other formula or basis for determining Amortised Face Amount:	Not applicable
	(d)	the Day Count Fraction in relation to the calculation of Early Redemption Amounts and late payment, for the purposes of Condition 5(d)(iii) and 5(h) respectively:	Not applicable

Floating Rate Notes and Indexed Notes:

18	(a)	Manner in which Rate of Interest is to be determined:	Not applicable
	(b)	Margin(s):	Not applicable
	(c)	Minimum Interest Rate (if any):	Not applicable
	(d)	Maximum Interest Rate (if any):	Not applicable
	(e)	Floating Day Count Fraction:	Not applicable
19		If ISDA Determination:	
	(a)	Floating Rate Option:	Not applicable
	(b)	Designated Maturity:	Not applicable
	(c)	Reset Date:	Not applicable
20		If Screen Rate Determination:	Not applicable

	(a) Reference Rate:	Not applicable
	(b) Relevant Screen Page:	Not applicable
	(c) Interest Determination Date:	Not applicable
21	If Indexed:	Not applicable
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not applicable
23	General Provisions for Floating Rate Notes and Indexed Notes:	Not applicable
	(a) Specified Period (and, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	Not applicable
	(b) Business Day Convention:	Not applicable
	(c) Business Day definition if different from that in Condition 4(b)(i):	Not applicable
	(d) Calculation of interest payable on an Interest Payment Date subject to adjustment in accordance with the specified Business Day Convention	Not applicable
	(e) Terms relating to calculation of Interest Amount:	Not applicable
	(f) Party responsible for calculation of the Interest Amount:	Not applicable
	(g) Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Not applicable
	(h) Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not applicable

Provisions regarding Payments/Deliveries

24	Definition of "**Payment Day**" for the purpose of Condition 6(e) if different to that set out in Condition 6:	For the purposes of Condition 6(e), "Payment Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and the relevant place of presentation of such Note for payment

25	Dual Currency Notes:	Not applicable
26	Physically Settled Notes:	Not applicable

Provisions regarding Redemption/Maturity

27	(a) Redemption at Issuer's option:	No
	(b) Redemption at Noteholder's option:	No
28	(a) Final Redemption Amount for each Note (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	Nominal Amount
	(b) Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not applicable
29	Instalment Note:	Not applicable
30	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

Distribution, Clearing and Settlement Provisions

31	Method of distribution:	Syndicated
32	If syndicated, names of Managers or, if non-syndicated names of Purchasers:	Citigroup Global Markets Inc. Daiwa Securities SMBC Europe Limited Deutsche Bank AG London Credit Suisse First Boston (Europe) Limited J.P. Morgan Securities Ltd. Mizuho International plc Morgan Stanley & Co. International Limited Nomura International plc Tokyo-Mitsubishi International plc UBS Limited
33	Stabilising Dealer/Manager:	Deutsche Bank AG London
34	Additional sales restrictions:	Not applicable
35	Details of additional/alternative clearing system approved by the Issuer and the Agent:	None
36	Common Code:	019269159
	ISIN Code:	US 29874QBQ64
	CUSIP Number:	29874QBQ6
	WKN:	A0BCHB

37	Listing:	Official List of the UK Listing Authority and trading on the London Stock Exchange
38	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro:	Not applicable
39	Additional Information:	Not applicable

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:

Duly Authorised Officer

Application is hereby made to list this issue of Notes pursuant to the listing of the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 19 May 2004).

CITIBANK, N.A.
(as Agent)

By:
Duly Authorised Officer

ANNEXE A
PRICING SUPPLEMENT

17 May 2004

PRICING SUPPLEMENT

European Bank for Reconstruction and Development (the "Issuer")
USD 1,000,000,000 5.00 per cent. Global Notes due 19 May 2014
issued pursuant to a EUR20,000,000,000 Global Medium Note Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions. A further explanation of such terms is set out in the Prospectus in the section headed "Issue Procedures"

Summary of the Notes

10	Specified Currency:	United States dollars ("USD")
11	Nominal Amount:	USD 1,000,000,000
12	Type of Note:	Fixed Rate Notes
13	Issue Date:	19 May 2004
14	Issue Price:	99.549 per cent. of the Nominal Amount
15	Maturity Date:	19 May 2014
16	Fungible with existing Notes:	No
17	Pricing Supplement to be read in conjunction with Prospectus dated:	29 August 2003

Form of the Notes

18	Form of Note:	Registered
19	Specified Denominations:	USD 1,000 and integral multiples thereof
20	Exchange of Bearer Notes:	Not applicable
21	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not applicable
	(b) Date(s) on which the Talons mature:	Not applicable
22	(a) Registered holder of Registered Global Note:	Cede & Co. as nominee for the Depository Trust Company, New York (the "DTC")

(b) Exchange of Registered Global Note:

The Registered Global Note shall be exchangeable, in whole or in part, for definitive Registered Notes only in the following circumstances:

(i) upon the occurrence of an Event of Default;

(ii) if Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available; or

(iii) if DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the Registered Global Note or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended, or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC and the Registrar has received a notice from Cede & Co. requesting an exchange of a specified amount of the Registered Global Note for definitive Registered Notes.

For this purpose, the fifth paragraph of the Registered Global Note shall be deemed to be amended accordingly.

Provisions relating to Initial Payment

23	Partly Paid Notes:	No

Provisions relating to Interest

24	Interest Commencement Date:	19 May 2004

Fixed Rate Notes:

25	(a)	Fixed Rates of Interest:	5.00 per cent. per annum
	(b)	Fixed Interest Dates:	19 November and 19 May in each year, commencing on 19 November 2004
	(c)	Initial Broken Amount per denomination:	Not applicable
	(d)	Final Broken Amount per denomination:	Not applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	For the purposes of Condition 4(a)(iii), "Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London and New York City.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No

Zero Coupon Notes:

26	(a)	Accrual Yield:	Not applicable
	(b)	Reference Price:	Not applicable
	(c)	Other formula or basis for determining Amortised Face Amount:	Not applicable
	(d)	the Day Count Fraction in relation to the calculation of Early Redemption Amounts and late payment, for the purposes of Condition 5(d)(iii) and 5(h) respectively:	Not applicable

Floating Rate Notes and Indexed Notes:

27	(a)	Manner in which Rate of Interest is to be determined:	Not applicable
	(b)	Margin(s):	Not applicable
	(c)	Minimum Interest Rate (if any):	Not applicable
	(d)	Maximum Interest Rate (if any):	Not applicable

	(e) Floating Day Count Fraction:	Not applicable
28	If ISDA Determination:	
	(a) Floating Rate Option:	Not applicable
	(b) Designated Maturity:	Not applicable
	(c) Reset Date:	Not applicable
29	If Screen Rate Determination:	Not applicable
	(a) Reference Rate:	Not applicable
	(b) Relevant Screen Page:	Not applicable
	(c) Interest Determination Date:	Not applicable
30	If Indexed:	Not applicable
31	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not applicable
32	General Provisions for Floating Rate Notes and Indexed Notes:	Not applicable
	(a) Specified Period (and, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	Not applicable
	(b) Business Day Convention:	Not applicable
	(c) Business Day definition if different from that in Condition 4(b)(i):	Not applicable
	(d) Calculation of interest payable on an Interest Payment Date subject to adjustment in accordance with the specified Business Day Convention	Not applicable
	(e) Terms relating to calculation of Interest Amount:	Not applicable
	(f) Party responsible for calculation of the Interest Amount:	Not applicable
	(g) Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Not applicable
	(h) Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not applicable

Provisions regarding Payments/Deliveries

33	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	For the purposes of Condition 6(e), "Payment Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and the relevant place of presentation of such Note for payment
34	Dual Currency Notes:	Not applicable
35	Physically Settled Notes:	Not applicable

Provisions regarding Redemption/Maturity

36	(a) Redemption at Issuer's option:	No
	(b) Redemption at Noteholder's option:	No
37	(a) Final Redemption Amount for each Note (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	Nominal Amount
	(b) Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not applicable
38	Instalment Note:	Not applicable
39	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

Distribution, Clearing and Settlement Provisions

40	Method of distribution:	Syndicated
41	If syndicated, names of Managers or, if non-syndicated names of Purchasers:	Citigroup Global Markets Inc. Daiwa Securities SMBC Europe Limited Deutsche Bank AG London Credit Suisse First Boston (Europe) Limited J.P. Morgan Securities Ltd. Mizuho International plc Morgan Stanley & Co. International Limited Nomura International plc

42	Stabilising Dealer/Manager:	Tokyo-Mitsubishi International plc UBS Limited Deutsche Bank AG London
43	Additional sales restrictions:	Not applicable
44	Details of additional/alternative clearing system approved by the Issuer and the Agent:	None
45	Common Code:	019269159
	ISIN Code:	US 29874QBQ64
	CUSIP Number:	29874QBQ6
	WKN:	A0BCHB
46	Listing:	Official List of the UK Listing Authority and trading on the London Stock Exchange
47	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro:	Not applicable
48	Additional Information:	Not applicable

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:
Duly Authorised Officer

Application is hereby made to list this issue of Notes pursuant to the listing of the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 19 May 2004).

CITIBANK, N.A.
(as Agent)

By:
Duly Authorised Officer